United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 24, 2012
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 24, 2012, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2011 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and by Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: February 24, 2012   /s/ Jeffrey C. Newman
                                   Jeffrey C. Newman
                                   Vice President, Chief Financial Officer,
                                   Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 24, 2012

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 24, 2012.

EXHIBIT 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 24, 2012—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2011, of $9.4 million, or 41 cents per share, compared to $12.0 million, or 52 cents per share for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2011, of $60.9 million, or $2.64 per share, compared to $57.7 million, or $2.50 per share for the same period in the prior year.

During the three months ended Dec. 31, 2011, earnings from utility operations decreased $3.4 million compared to the same period in the prior year. Gas retail sales decreased 12.6% compared to the three months ended Dec. 31, 2010, in part due to warmer-than-normal weather in December 2011 compared to colder-than-normal weather experienced in December 2010. The average temperature in December 2011 was 31.1 degrees compared to a normal average temperature of 24.6 degrees and an average temperature in December 2010 of 19.8 degrees.

During the twelve months ended Dec. 31, 2011, the company experienced an increase in electric retail sales volumes in part due to warmer-than-normal summer weather compared to the same period in 2010. The average temperature in July 2011 was 76.9 degrees compared to a normal average temperature of 71.7 degrees and an average temperature in July 2010 of 74.9 degrees. During the twelve months ended Dec. 31, 2011, the company also experienced a higher gas retail sales volume of 3.8% in part due to colder weather in the first quarter of 2011 compared to the same period in the prior year. In addition, the Elm Road Unit 2 entered commercial operation in January 2011, which also improved earnings in 2011 compared to 2010.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 139,000 customers in Dane County, Wis., and purchases and distributes natural gas to 144,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

Three Months Ended Dec. 31,	2011	2010	2009
Operating revenue	$130,946	$135,928	$135,822
Operating income	$17,439	$20,353	$22,546
Net income	$9,384	$11,997	$13,430
Earnings per share (basic and diluted)	$0.41	$0.52	$0.58
Weighted average shares outstanding (basic and diluted)	23,114	23,114	23,114

Twelve Months Ended Dec. 31,	2011	2010	2009
Operating revenue	$546,382	$532,591	$533,819
Operating income	$107,868	$96,602	$84,665
Net income	$60,928	$57,718	$50,997
Earnings per share (basic and diluted)	$2.64	$2.50	$2.21
Weighted average shares outstanding (basic and diluted)	23,114	23,114	23,070

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907 | skraus@mge.com